

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2010

<u>VIA U.S. MAIL and FACSIMILE</u>

Mr. Alan Edrick
Chief Financial Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA 90250

      RE: **OSI Systems, Inc.**
              Form 10-K for the fiscal year ended June 30, 2009
              Filed August 28, 2009
              File No. 000-23125

Dear Mr. Edrick:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Mary Beth Breslin
                          Senior Attorney